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Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tracey McKoy
Al Pavot
Alan Campbell
Mary Beth Breslin

Re:	Aziyo Biologics, Inc. Draft Registration Statement on Form S-1 Submitted July 10, 2020 CIK No. 0001708527

Ladies and Gentlemen:

On behalf of our client, Aziyo Biologics, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for confidential submission with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Draft Registration Statement on Form S-1 (the “Registration Statement”), which was initially submitted to the Commission on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on July 10, 2020 (the “Draft Submission”).

Amendment No. 1 reflects certain revisions to the Draft Submission in response to the comment letter from the staff of the Commission (the “Staff”) to Ronald Lloyd, the Company’s President and Chief Executive Officer, dated August 6, 2020. The responses provided herein are based on information provided to Latham & Watkins LLP by the Company. For your convenience we are also providing five copies of Amendment No. 1, marked to show changes against the Draft Submission, in the traditional non-EDGAR format, as well as a copy of this letter.

August 14, 2020 Page 2

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1 and all references to page numbers in such responses are to page numbers in Amendment No. 1.

Prospectus Summary

Overview, page 1

1.	We note your reference to "partnerships" with major medical device companies including Boston Scientific and Medtronic. Please briefly clarify the nature of these partnerships, and in the appropriate section of the document, explain the form of the partnership, its duration, the rights and obligations of the parties and whether there are formalized agreements in place governing these relationships. If so, please file these as exhibits or tell us why you do not believe they are required to be filed under Regulation S-K Item 601(b)(10).

Response: The Company respectfully advises the Staff that the term “partnerships” is intended to be a broad reference to the commercial arrangements the Company has in place with Boston Scientific, Medtronic and the other third-party medical device companies referred to in the Registration Statement as the Company’s “commercial partners.” As discussed in the Registration Statement, these arrangements are part of the Company’s multi-faceted sales and marketing strategy with respect to certain of its Core Products and are generally intended to provide the Company with access to the sales and marketing operations of these more established companies while the Company focuses on expanding its direct sales force and furthering its product development and manufacturing activities. The Company’s commercial partners generally act as either sales agents (whereby they receive a commission from the Company as consideration for marketing and obtaining orders for the applicable product from end users in a designated territory) or under other arrangements, whereby they purchase the applicable product from the Company at a specified price and resell such product to end users in a designated territory. In response to the Staff’s comment, the Company has revised its disclosure on pages 4, 108, 113 and 119 and throughout Amendment No. 1 to provide further clarity regarding the nature of the Company’s relationships with its commercial partners.

In addition, the Company confirms that it has formalized agreements in place with each of its commercial partners. The Company respectfully submits, however, that it does not believe these agreements are material agreements required to be filed as exhibits to the Registration Statement. Rule 601(b)(10)(ii) of Regulation S-K provides that “[i]f a contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed” unless it falls within one or more enumerated categories, including contracts “upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services.”

August 14, 2020 Page 2

The Company respectfully advises the Staff that the agreements it has entered into with its commercial partners, which relate to the marketing and sale of the Company’s products, are the type of contracts that ordinarily accompany the business conducted by a commercial-stage regenerative medicine company. Furthermore, the Company respectfully submits that its business is not substantially dependent on any of these agreements. Other than Surgalign Holdings (formerly RTI Surgical), which accounted for 12% of the Company’s net sales during the year ended December 31, 2019 and 11% of the Company’s net sales during the six months ended June 30, 2020, and Medtronic, which accounted for 15% of the Company’s net sales during the six months ended June 30, 2020, none of the Company’s commercial partners accounted for more than 10% of its net sales during the year ended December 31, 2019 or the six months ended June 30, 2020. Accordingly, none of these agreements accounts for a “major part” of the Company’s product sales. Furthermore, the Company is aware of other medical device and regenerative medicine companies that have established sales and marketing infrastructures similar to those of the Company’s current commercial partners. If the Company were to lose a commercial partner for one of its products, the Company believes it would be able to negotiate a new agreement with one of these companies in a commercially reasonable timeframe without material disruption to its business should it decide to do so. Moreover, other than the Company’s agreements with Surgalign Holdings and Medtronic, the Company’s agreements with its commercial partners generally do not grant the commercial partner exclusive rights with respect to the applicable product or the Company’s trademarks related to such product and, as a result, the Company retains the ability to enter into agreements with additional commercial partners and/or to promote and sell such products through its direct sales force during the term of such agreements.

For the foregoing reasons, the Company does not believe it is substantially dependent on any of these agreements and, accordingly, does not believe it is required to file such agreements as exhibits to the Registration Statement under Item 601(b)(10) of Regulation S-K. The Company also respectfully submits that, for the same reasons, the Company does not consider any individual agreement to be material to its business such that it would be required to describe the material terms of such agreement in the Registration Statement. The Company assures the Staff that it will continue to evaluate all agreements with its commercial partners and, in the event the Company determines it has become substantially dependent on any such agreement, or determines that any such agreement is material to its business, will file such agreement as an exhibit and/or describe the material terms of such agreement in subsequent filings with the Commission.

2.	We note your statements here and throughout your document referring to estimates. As a non-exhaustive list of illustrative examples only, we note the following:

•	It is estimated that more than two million patients were either implanted with medical devices...or tissue expanders...in the United States in 2019.

•	In 2019, it is estimated that there were more than 600,000 procedures in the United States to install or replace implantable electronic devices...which represents an estimated $600 million opportunity.

•	It is estimated that there were more than 100,000 procedures in the United States in 2019 using biologic matrices for plastic and reconstructive surgery, which constituted an approximately $500 million market.

August 14, 2020 Page 3

Please revise your disclosure to provide the basis for these estimates, including whether they are based on third-party surveys and data gathering or on management's belief.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 5, 6, 7, 86, 105, 109, 112 and 113 of Amendment No. 1 to indicate the basis for these estimates. The Company respectfully advises the Staff that none of the industry sources or other third-party data on which such estimates are based were commissioned by the Company for use in the Registration Statement. The Company further advises the Staff that it will provide copies of such third-party sources supplementally to the Staff upon request.

3.	For each of your products, please revise your disclosure to state the procedures or applications for which your product has been approved as well as the procedures or applications for which you are currently seeking approval.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 5, 6, 111 and 112 of Amendment No. 1 to state the procedures or applications for which the Company’s products have been cleared by the FDA CanGaroo, ProxiCor, Tyke and VasCure. In addition, the Company has revised its disclosure on pages 7, 113 and 114 of Amendment No. 1 to state the uses for which the Company’s FiberCel, ViBone, OsteGro V and SimpliDerm products are marketed.  The Company respectfully advises the Staff that these products are regulated by the FDA as Section 361 HCT/Ps, which are not subject to pre-market review by the FDA. As a result, these products do not have FDA-cleared or approved indications for use. However, the Company currently markets these products for specific uses within the criteria established by the FDA for Section 361 HCT/Ps. In addition, the Company respectfully advises the Staff that, as discussed on page 111 of Amendment No. 1, the Company is currently developing a version of its CanGaroo product that combines the envelope with antibiotics and, based on feedback from the FDA, believes that this product candidate will require 510(k) clearance in order to be marketed in the United States.

Soft Tissue Reconstruction Market, page 7

4.	Please define the term HADM the first time it is used in your disclosure.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 7 of Amendment No. 1 accordingly.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company, page 9

5.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully advises the Staff that it is providing, on a supplemental basis, copies of the written communications, as defined in Rule 405 under the Securities Act, that were used in meetings with potential investors in reliance on Section 5(d) of the Securities Act. Such materials were only made available for viewing by such investors during the Company’s presentation. Pursuant to Rule 418 under the Securities Act, such copies shall not be deemed to be filed with, or a part of or included in, the Registration Statement. Additionally, pursuant to Rule 418(b) under the Securities Act, the Company requests that the Staff return copies of such materials to the Company. Other than these materials, the Company has not provided, and it has not authorized any person to provide, any written materials in reliance on Section 5(d) of the Securities Act. The Company will undertake to provide the Staff with copies of any additional written communications that are presented to potential investors in the future by it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act, whether or not such potential investors retain copies of the communications.

August 14, 2020 Page 4

Use of Proceeds, page 77

6.	Please revise your disclosure to indicate the approximate amount of the proceeds from the offering that is intended to be used for each purpose disclosed.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 78 of the Registration Statement to include the approximate amount of proceeds it currently intends to use for each purpose mentioned in the third paragraph thereof. The Company respectfully advises the Staff that it will further update this disclosure in a pre-effective amendment to the Registration Statement prior to commencing a roadshow to disclose the actual estimated amounts that correspond to each intended use.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Net Sales, page 88

7.	Given that non-core sales are material to total sales and declined significantly in 2019, please disclose whether there are any known events or circumstances that you expect will cause 2020 non-core sales to decline materially relative to 2019. See Section 501.02 of the Financial Reporting Codification.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 90 of Amendment No. 1 accordingly.

Revenue Interest Obligation, page 98

8.	Please revise your disclosure to state which of your current products are subject to the Revenue Interest Obligation as well as any product candidates under development that may become subject to the Revenue Interest Obligation.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 101 of Amendment No. 1 accordingly.

August 14, 2020 Page 5

Business

Implantable Electronic Devices/Cardiovascular Market, page 106

9.	We note your disclosure concerning a review of studies covering publications from 1981 through 2019 regarding infection and migration rates for implantable electronic devices. Please revise your disclosure to discuss who conducted the review, how many studies were reviewed, the average infection and migration rates across the studies and how publications were selected to be included in the review.

Please also explain to us why you decided to include studies from 1981 through 2000.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 5 and 110 of Amendment No. 1 accordingly.

The Company respectfully advises the Staff that the data presented for infection rates are derived from a systematic review and meta-analysis published in 2015 by a group of independent third-party researchers who examined 60 case studies published between 1981 and 2013, each of which reviewed the rate of infection observed with the implantation of electronic devices. To be included in this systematic review, a study had to meet the following inclusion criteria:

•	examined the risk of infection associated with the implantation of a cardiovascular implantable electronic device in at least two studies; and

•	included patients undergoing de novo implantation, replacement/revision/upgrade of a permanent pacemaker, implantable cardiovascular defibrillator or cardiac resynchronization therapy device.

Given its use of these inclusion criteria, the Company believes this review represents a robust analysis that was performed using a broad collection of patient populations that spanned a significant time range in order to allow for a valid meta-analysis of this risk factor. The Company has also revised its disclosure to present additional infection rate data from two recent third-party studies published in 2019 and 2020. The Company respectfully submits that it believes this additional data illustrates that infection remains a significant risk factor even in more recently published literature.

In addition, the Company respectfully advises the Staff that the data presented for migration and erosion rates are derived from research published by other independent third parties, and that the Company has revised its disclosure on pages 5 and 110 of Amendment No. 1 to clarify this. The Company believes such data to be representative of reports of these risk factors that are also observed with the implantation of electronic devices.

The Company further advises the Staff that it will provide copies of the third-party sources referred to above supplementally to the Staff upon request.

August 14, 2020 Page 6

10.	We note your disclosure regarding the lack of provision of long-term stabilization from the TYRX device as well as your claim that any stabilization of the implanted device is provided by scar tissue, which can lead to complications. Please revise your disclosure to state whether these claims are based on third-party studies or on management's belief.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 110 of Amendment No. 1 to remove the statements that TYRX does not provide for long-term stabilization of an implanted device and that any stabilization of an implanted device is provided by scar tissue, which can lead to complications. The Company respectfully advises the Staff that its statements regarding the breakdown and reabsorption of TYRX and its lack of association with the biological signaling needed to mitigate the formation of scar tissue are based on third-party studies, which the Company has also indicated in its disclosure. The Company further advises the Staff that it will provide copies of such third-party studies supplementally to the Staff upon request.

Implantable Electronic Device Clinical Studies, page 112

11.	Please update your description of the SECURE study to state the primary and secondary endpoints of the study; whether any adverse events or serious adverse events were deemed to be related to the CanGaroo envelope and the nature of any such events; and the infection and migration rates for all of the patients in the study that received the Cangaroo envelope.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 116 of Amendment No. 1 accordingly.

Orthopedic/Spinal Repair

Pre-clinical Studies, page 113

12.	Please present support for your claim that your viable bone matrices were superior in all characteristics examined compared to other products.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 117 of Amendment No. 1 to present data to support such claim. The Company respectfully advises the Staff that it will provide copies of the source from which such data were derived supplementally to the Staff upon request.

Soft Tissue Reconstruction Pre-clinical Studies, page 113

13.	We note your disclosure regarding the preclinical studies conducted for SimpliDerm. Please revise your disclosure to provide the data that supports your claims in this subsection, including the statements that SimpliDerm's structurally intact matrix was closest to the native human dermis among the HADMs evaluated in one study and that SimpliDerm showed less acute and chronic inflammation and less fibrosis than AlloDerm RTU in another study.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 117 and 118 of Amendment No. 1 to present the data to support such claims. The Company respectfully advises the Staff that it will provide copies of the source from which such data were derived supplementally to the Staff upon request.

August 14, 2020 Page 7

Competition, page 114

14.	We note your disclosure on page 26 that some of your competitors' products are subject to a simpler reimbursement process. Please update your disclosure to further discuss the reimbursement process for your products and those of your competitors.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 119 of Amendment No. 1 accordingly.

Intellectual Property, page 116

15.	Please provide the jurisdictions for your owned and in-licensed foreign patents.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 120 of Amendment No. 1 accordingly.

License Agreement with Cook Biotech, page 117

16.	Please revise to disclose the expected expiration date of the last-to-expire patent.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 122 of Amendment No. 1 accordingly.

Principal Stockholders, page 147

17.	Please identify the natural persons who are the beneficial owners of the shares held by KeraLink International, Inc.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 152 of Amendment No. 1 to identify each individual member of KeraLink’s board of directors, which controls voting and investment decisions with respect to the shares held by KeraLink. The Company respectfully advises the Staff, however, that based on information provided to the Company by KeraLink, the Company does not believe that any individual board member (or any other natural person(s)) beneficially own, within the meaning of Rule 13d-3 under the Exchange Act (“Rule 13d-3”), the shares of common stock held by KeraLink.

Instruction 2 to Item 403 of Regulation S-K provides that the disclosure required pursuant to Item 403(a) of Regulation S-K regarding each beneficial owner of more than 5% of any class of a registrant’s voting securities is to be determined in accordance with Rule 13d-3. In its no-action letter issued to The Southland Corporation (July 8, 1987) (the “Southland Letter”), the Staff provided guidance, based on the facts presented to it, that no individual should be deemed the beneficial owner, within the meaning of Rule 13d-3, of the securities at issue by virtue of such person’s position as either a member of the board of trustees responsible for voting and investment decisions with respect to such securities, or as a member of the board of directors responsible for appointing and removing the members of such board of trustees. In providing such guidance, the Staff noted in particular the representations by The Southland Corporation that (i) no individual member of the board of trustees had the ability to act individually to vote or sell such securities, and (ii) no individual member of the board of directors had the ability to act individually to remove a trustee.

August 14, 2020 Page 8

Similar to the facts presented in the Southland Letter, the Company understands that voting and investment decisions with respect to the shares held by KeraLink are made by KeraLink’s board of directors, which consists of nine individuals. The Company further understands that such voting and investment decisions are made by majority vote and, consequently, no director acting individually has the power to control (or block) voting or investment decisions by KeraLink. The Company also understands that no natural person acting individually has the power to remove a director. Accordingly, based on this information and the guidance provided by the Staff in the Southland Letter, the Company does not believe there are any natural persons who beneficially own, within the meaning of Rule 13d-3 under the Exchange Act, the shares of the Company’s common stock held by KeraLink.

Note 15, page F-23

18.	Please say how the stock split referenced on page 11 impacts this disclosure.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the stock split referenced in the Registration Statement is expected to take place after the date the Registration Statement is first publicly filed and prior to the date the Company commences a roadshow. The Company further advises the Staff that it intends to update its disclosure in its first pre-effective amendment to the Registration Statement following the effectiveness of such stock split to reflect the impact of such stock split on the pro forma net loss per share information presented in Note 15 and on the other applicable information presented elsewhere in the Registration Statement.

*         *         *         *         *

August 14, 2020 Page 9

Please do not hesitate to contact me at (617) 948-6027 with any questions or further comments you may have regarding this submission or if you wish to discuss the above.

Sincerely,

/s/ Wesley C. Holmes
Wesley C. Holmes
of LATHAM & WATKINS LLP

cc:	(via e-mail)

Ronald Lloyd, President and Chief Executive Officer, Aziyo Biologics, Inc.

Charles Ruck, Esq., Latham & Watkins LLP

Alan F. Denenberg, Esq., Davis Polk & Wardwell LLP

Ali DeGolia, Esq., Davis Polk & Wardwell LLP